UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): January 8, 2016



DOLLAR TREE, INC.
(Exact name of registrant as specified in its charter)

VIRGINIA
(State or Other Jurisdiction of Incorporation)

0-25464   26-2018846
(Commission File Number)   (I.R.S. Employer Identification No.)

500 Volvo Parkway
Chesapeake, VA 23320
(Address of Principal Executive Offices and Zip Code)

(757) 321-5000
(Registrant's Telephone Number, Including Area Code)

    Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01. Regulation FD Disclosure.

On January 8, 2016, Dollar Tree, Inc. issued a press release regarding the successful completion of Howard R. Levine's role in the integration of Family Dollar and Dollar Tree and his departure from the Company. A copy of the press release is attached to this Form 8-K as Exhibit 99.1 and is incorporated herein by this reference.

The information contained in this item is being furnished to the Securities and Exchange Commission. Such information shall not be deemed "filed" for purposes of Section 18 of the Securities and Exchange Act of 1934 or otherwise subject to the liabilities of that Section. The information shall not be deemed incorporated by reference into any registration statement or other document filed pursuant to the Securities Act of 1933, except as expressly set forth by specific reference in such filing.

Item 9.01. Financial Statements and Exhibits.

(d)   Exhibits.

99.1   Press release dated January 8, 2016 issued by Dollar Tree, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

DOLLAR TREE, INC.

Date: January 8, 2016   By: /s/ Kevin S. Wampler

Kevin S. Wampler
Chief Financial Officer

EXHIBITS

Exhibit 99.1 -   Press release dated January 8, 2016 issued by Dollar Tree, Inc.

Exhibit 99.1



Dollar Tree Announces Departure of Howard R. Levine, CEO of Family Dollar

~ Gary Philbin Continues to Lead Family Dollar as President & Chief Operating Officer, Reporting to Bob Sasser, Chief Executive Officer of Dollar Tree ~

CHESAPEAKE, Va. - January 8, 2016 - Dollar Tree, Inc. (NASDAQ: DLTR), North America's leading operator of discount variety stores, today announced that Howard R. Levine has completed his role in the integration of Family Dollar and Dollar Tree, and is stepping down as an officer of the Company effective January 15, 2016.

On July 6, 2015, Dollar Tree completed its acquisition of more than 8,200 Family Dollar stores across 46 states. The Company had previously announced that Mr. Levine would remain with the Company for a period of time to assist with the integration, reporting to, and supporting, Dollar Tree's Chief Executive Officer, Bob Sasser. Gary Philbin, who was named Family Dollar's President and Chief Operating Officer in July 2015, will continue leading Family Dollar and will continue reporting to Mr. Sasser.

Bob Sasser, Chief Executive Officer, stated, "It was very important to me for Howard to remain with our company and to contribute to the combination of our two large organizations. He has been an integral leader at Family Dollar for more than two decades, and has accumulated a tremendous amount of knowledge and experience. I would like to commend Howard for his many years of service and leadership at Family Dollar, and to thank him for his partnership during our integration. Howard has completed everything I have asked of him during this process, and has proven to be a valuable resource to both Gary Philbin and me."

Howard Levine, Family Dollar's Chief Executive Officer, stated, "It has been an honor to serve Family Dollar over the past 25 years. I would like to share my gratitude to many thousands of current and former Family Dollar team members that have helped build Family Dollar into the business it is today, delivering terrific values to millions of customers on a daily basis. I am appreciative for the opportunity to assist Bob and Gary through the integration of our companies. I have been impressed by Dollar Tree's commitment to discipline and execution in running a value retail business. I am confident that both the Family Dollar and Dollar Tree banners are well-positioned for many years of growth and success."

Mr. Sasser continued, "I have long-admired the Family Dollar brand. Since Leon Levine opened its first store in Charlotte in 1959, the Company had grown to more than 8,200 stores in 46 states. Howard and his father had a great vision and for more than five decades were committed to creating jobs and delivering values to Family Dollar's customers and their shareholders. I would like to wish Howard and his family the best for many years to come."

About Dollar Tree, Inc.

Dollar Tree, a Fortune 500 Company, now operates more than 14,038 stores across 48 states and five Canadian provinces. Stores currently operate under the brands of Dollar Tree, Family Dollar, Dollar Tree Canada, and Deals. To learn more about the Company, visit www.DollarTree.com.

CONTACT: Dollar Tree, Inc.
             Randy Guiler, 757-321-5284
             Vice President, Investor Relations
             www.DollarTree.com